Exhibit 99.2

BOX SHIPS INC.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 31, 2017

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Box Ships Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “Box Ships”), of proxies from the holders of our common stock, par value $0.01 per share, for use at the Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the principal executive offices of Box Ships Inc. at 15 Karamanli Ave., 166 73 Voula, Greece, at 2:00 pm Greek time/7:00 am Eastern Standard Time, on May 31, 2017, and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Annual Meeting.

The approximate date this Proxy Statement is being sent to shareholders is April 21, 2017. Shareholders should review the information provided herein or made available in conjunction with our Annual Meeting. The Notice of Annual Meeting of Shareholders and related materials, including the Company's 2016 Annual Report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2016 (the “2016 Annual Report”), which accompany this proxy statement, are also available on the Company's website at http://www.box-ships.com/agm-materials.php.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Alliance Advisors, LLC, 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003 as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Alliance Advisors, LLC a fee of approximately $5,000, plus $2,000 in costs and expenses, relating to the solicitation of proxies for the Annual Meeting.

PURPOSE OF THE ANNUAL MEETING

At the Annual Meeting, our shareholders will consider and vote upon the following matters:

1.	To elect one Class B Director and one Class C Director of the Company to serve until the 2020 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of Deloitte Certified Public-Accountants S.A., as our independent registered public accounting firm for the fiscal year ending December 31, 2017;

3.	To consider and vote upon a proposal to grant discretionary authority to the Company’s Board to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-1,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-1,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on your proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominee for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. The Board knows of no other business that may properly come before the Annual Meeting; however, if other matters properly come before the Annual Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a shareholder specifies a different choice by means of the shareholder's proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board previously set the close of business on April 10, 2017 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting (“Record Date”). As of the Record Date, there were 2,913,370 shares of our common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum.

Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Annual Meeting will be required to approve the ratification of our auditors for the year ended December 31, 2017. The affirmative vote of the holders of a majority of the shares of common stock issued and outstanding as of the Record Date will be required to approve the granting of discretionary authority to the Board to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-1,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-1,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting, and for any other proposals that may come before the Annual Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

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PROPOSAL 1: ELECTION OF DIRECTORS

Our Articles of Incorporation provide that the Board be divided into three classes. Each class of directors serves a staggered three-year term. Achilleas Stergiou is our Class A director and holds office until the 2018 annual meeting. Dimitar Todorov is our Class B director, and his term expired at the 2016 annual meeting. However, since we did not hold an annual meeting in 2016, his term continued until the next annual meeting, which is this Annual Meeting. Michael Bodouroglou is our Class C director and his term expires at the Annual Meeting. As a result, Messrs. Todorov and Bodouroglou are up for reelection, and in accordance with the provisions of our Articles of Incorporation, will serve for three year terms. We intend to explore the possibilities available to us in order to get back on a true staggered term of our directors so that one class is up for re-election each year

At the Annual Meeting, two directors will be elected by the shareholders to serve until the 2020 Annual Meeting or until the director’s successor is duly elected and qualified. The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the persons named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that the nominee is unable or unwilling to serve if elected. If the nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board.

Nominee

The persons nominated as director are as follows:

Name	Age	Position	Term Will Expire
Dimitar Todorov	61	Class B Director	2020
Michael Bodouroglou	62	Class C Director	2020

Dimitar Todorov, age 61, has served as a Class B non-executive director of the Company since April 2011. Since 2003, Mr. Todorov has been the Executive Director and a member of the Board of Directors of Odessos Shiprepair Yard S.A., a shiprepair and conversion yard in Bulgaria on the Black Sea. The main activities and responsibilities of Mr. Todorov in this position are general and commercial management of the yard, management of repair contracts, promotion of various investment projects, development of strategies and the pursuit of joint ventures with other entities. Mr. Todorov has served since 1980 in various other positions at Odessos Shiprepair Yard S.A., such as Technologist, Shiprepair Manager, Manager of Workshop, Head of the Production Department, Head of the Commercial Department and Commercial Director. Mr. Todorov graduated from the Technical University of Varna, Bulgaria as a Marine Engineer with a specialty in Ship's Machines and Equipment. Mr. Todorov has extensive technical experience and competence in the shiprepair business.

Michael Bodouroglou, age 62, has served as a director of the Company and our President and Chief Executive Officer since our inception in May 2010 and has served as our Chairman and Class C director since April 2011. Mr. Bodouroglou also serves as our Interim Chief Financial Officer since March 2015. Mr. Bodouroglou also serves as Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping Inc. (“Paragon Shipping”). Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas Marine S.A. (“Allseas”), which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also a member of the Board of the Swedish P&I Club, the Bureau Veritas Regional Hellenic & Black Sea Committee, the Union of Greek Shipowners and the Greek Shipowners Social Welfare Company (Syn-Enosis). Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, member of the Board of the Hellenic Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEES FOR ELECTION AS DIRECTOR.

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PROPOSAL 2: TO RATIFY THE SELECTION

OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Company’s Board has selected Deloitte Certified Public-Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017. Deloitte Certified Public-Accountants S.A. audited the Company’s consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended December 31, 2016.

Shareholder approval is not required for the appointment of Deloitte Certified Public-Accountants S.A., because the audit committee is responsible for selecting the Company’s auditors. Nevertheless, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made, however, as to what action the Board or the audit committee would take if the shareholders do not ratify this appointment.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017.

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PROPOSAL 3: REVERSE SPLIT OF THE COMMON STOCK OF THE COMPANY

Our Board has adopted resolutions (1) declaring that submitting an amendment to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split of our issued and outstanding common stock, as described below, was advisable and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of our common stock for their approval.

The form of the proposed amendment to the Company’s Amended and Restated Articles of Incorporation to effect reverse stock splits of our issued and outstanding common stock will be substantially as set forth on Appendix A (subject to any changes required by applicable law).  Approval of the proposal would permit (but not require) our Board to effect one or more reverse stock splits of our issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-one thousand, with the exact ratio to be set at a number within this range as determined by our Board in its sole discretion, provided that the Board determines to effect the Reverse Stock Split and such amendment is filed with the appropriate authorities in the Marshall Islands no later than one year after the date of our Annual Meeting. The Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds one-for-one thousand. We believe that enabling our Board to set the ratio within the stated range will provide us with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for our shareholders.  In determining a ratio, if any, following the receipt of shareholder approval, our Board may consider, among other things, factors such as:

•	the initial or continued listing requirements of various stock exchanges;

•	the historical trading price and trading volume of our common stock;

•	the number of shares of our common stock outstanding;

•	the then-prevailing trading price and trading volume of our common stock and the anticipated impact of the Reverse Stock Split on the trading market for our common stock;

•	the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.

Our Board reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed reverse stock split ratios, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

Depending on the ratio for the Reverse Stock Split determined by our Board, no less than two and no more than one thousand shares of existing common stock, as determined by our Board, will be combined into one share of common stock.  The Company shall not effect Reverse Stock Splits that, in the aggregate, exceed one-for-one thousand. Our Board will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by holder entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle holders to receive from the Company transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The amendment to our Articles of Incorporation to effect a Reverse Stock Split, if any, will include only the reverse split ratio determined by our Board to be in the best interests of our shareholders and all of the other proposed amendments at different ratios will be abandoned.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

Our Board is submitting multiple Reverse Stock Splits to our stockholders for approval with the primary intent of increasing the market price of our common stock to enhance our ability to meet the continuing listing requirements of the OTCQB Market, to potentially meet the initial listing requirements of the NASDAQ Capital Market and to make our common stock more attractive to a broader range of institutional and other investors. The Company currently does not have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the Reverse Stock Split.  In addition to increasing the market price of our common stock, the Reverse Stock Split would also reduce certain of our costs, as discussed below.  Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Splits is in the Company’s and our stockholders’ best interests.

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We believe that the Reverse Stock Split will enhance our ability to maintain the necessary price for continued listing on the OTCQB Market. The OTCQB Market requires, among other items, maintenance of a continued price of at least $0.01 per share. On April 13, 2017, the closing price of our common stock on the OTCQB Market was $0.234. Reducing the number of outstanding shares of our Common Stock should, absent other factors, increase the per share market price of our Common Stock, although we cannot provide any assurance that our minimum bid price would remain following the Reverse Stock Split over the minimum bid price requirement of any such stock exchange.

We believe that the Reverse Stock Split may enable us to maintain the necessary price for initial listing on the NASDAQ Capital Market.  We are contemplating the listing of our common stock on NASDAQ, although no definitive plans have been established to date. The NASDAQ Capital Market requires, among other items, an initial bid price of least $4.00 per share and following initial listing, maintenance of a continued price of at least $1.00 per share.  Reducing the number of outstanding shares of our common stock should, absent other  factors, increase the per share market price of our common stock, although we cannot provide any assurance that our minimum bid price would remain following the Reverse Stock Split over the minimum bid price requirement of any such stock exchange. In addition, to the extent necessary under any agreements with third parties, we will effectuate a Reverse Stock Split to ensure compliance with our obligations thereunder.

Additionally, we believe that the Reverse Stock Split will make our common stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of our common stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public.  Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers.  In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers.  Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.  We believe that the Reverse Stock Split will make our common stock a more attractive and cost effective investment for many investors, which will enhance the liquidity of the holders of our common stock.

Reducing the number of outstanding shares of our common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our common stock.  However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our common stock.  As a result, there can be no assurance that the Reverse Stock Splits, if completed, will result in the intended benefits described above, that the market price of our common stock will increase following the Reverse Stock Splits or that the market price of our common stock will not decrease in the future.  Additionally, we cannot assure you that the market price per share of our common stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split.  Accordingly, the total market capitalization of our common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Procedure for Implementing the Reverse Stock Split

The Reverse Stock Split, if approved by our stockholders, would become effective upon the filing or such later time as specified in the filing (the “Effective Time”) of a certificate of amendment to our Amended and Restated Articles of Incorporation with the Registrar of Corporation of the Marshall Islands.  The exact timing of the filing of the certificate of amendment that will effect the Reverse Stock Split will be determined by our Board based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders.  In addition, our Board reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the amendment to the Company’s Amended and Restated Articles of Incorporation, our Board, in its sole discretion, determines that it is no longer in our best interest and the best interests of our stockholders to proceed with the Reverse Stock Split.  If a certificate of amendment effecting the Reverse Stock Split has not been filed with the Registrar of Corporations of the Marshall Islands within one year from the Annual Meeting, our Board will abandon the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding common stock

Depending on the ratio for the Reverse Stock Split determined by our Board, a minimum of two and a maximum of one thousand shares in aggregate of existing common stock will be combined into one new share of common stock.  Based on 2,913,370 shares of common stock issued and outstanding as of the Record Date, immediately following the reverse split the Company would have approximately 1,456,685 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-2, approximately 5,827 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-500, and approximately 2,914 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-1,000, which is the aggregate ratio allowed under this proposal. Any other ratios selected within such range would result in a number of shares of common stock issued and outstanding following the transaction between 2,914 and 1,456,685 shares.

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The actual number of shares issued after giving effect to the Reverse Stock Split, if implemented, will depend on the reverse stock split ratio and the number of reverse stock splits, if any, that are ultimately determined by our Board.

The Reverse Stock Split will affect all holders of our common stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company, except that as described below in “— Fractional Shares,” record holders of common stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will be paid in cash the fair market value of the fractional share or will have the fractional share rounded up to the next whole number at the discretion of the Board.  In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock.  Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the Effective Time, our common stock will have new Committee on Uniform Securities Identification Procedures (CUSIP) numbers, which is a number used to identify our equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below.  After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended.  Our common stock will continue to be listed on the OTCQB Venture Market under the symbol “TEUFF”, subject to any decision of our Board to list our securities on another stock exchange. The Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” as described by Rule 13e-3 under the Exchange Act.

After the Effective Time of the Reverse Stock Split, the post-split market price of our common stock may be less than the pre-split price multiplied by the Reverse Stock Split ratio. In addition, a reduction in number of shares outstanding may impair the liquidity for our common stock, which may reduce the value of our common stock.

Authorized Shares of common stock

The Reverse Stock Split will not change the number of authorized shares of the Company’s common stock under the Company’s Articles of Incorporation. Because the number of issued and outstanding shares of common stock will decrease, the number of shares of common stock remaining available for issuance will increase. Under our Articles of Incorporation, as amended, our authorized capital stock consists of 475,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, divided into Series A Preferred Stock (none of which are issued and outstanding), Series B Preferred Stock (none of which are issued and outstanding), Series B-1 Preferred Stock (none of which are issued and outstanding) and Series C Preferred Stock (879,833 of which are issued and outstanding). Except for the conversion of outstanding convertible securities (which conversion would be at the option of the respective holders), the Company does not currently have any plans, proposal or arrangement to issue any of its authorized but unissued shares of common stock.

By increasing the number of authorized but unissued shares of common stock, the Reverse Stock Split could, under certain circumstances, have an anti-takeover effect, although this is not the intent of the Board. For example, it may be possible for the Board to delay or impede a takeover or transfer of control of the Company by causing such additional authorized but unissued shares to be issued to holders who might side with the Board in opposing a takeover bid that the Board determines is not in the best interests of the Company or its shareholders. The Reverse Stock Split therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts the reverse split may limit the opportunity for the Company’s shareholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The Reverse Stock Split may have the effect of permitting the Company’s current management, including the current Board, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the Company’s business. However, the Board is not aware of any attempt to take control of the Company and the Board has not approved the Reverse Stock Split with the intent that it be utilized as a type of anti-takeover device.

Beneficial Holders of common stock (i.e. stockholders who hold in street name)

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our common stock in street name.  However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split.  Stockholders who hold shares of our common stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

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Registered “Book-Entry” Holders of common stock (i.e. stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of our registered holders of common stock may hold some or all of their shares electronically in book-entry form with the transfer agent.  These stockholders do not have stock certificates evidencing their ownership of the common stock.  They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Stock Split common stock, subject to adjustment for treatment of fractional shares.

Holders of Certificated Shares of common stock

Stockholders holding shares of our common stock in certificated form will be sent a transmittal letter by our transfer agent after the Effective Time.  The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of our common stock (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split common stock (the “New Certificates”).  No New Certificates will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent.  No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates.  Stockholders will then receive a New Certificate(s) representing the number of whole shares of common stock that they are entitled as a result of the Reverse Stock Split, subject to the treatment of fractional shares described below.  Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split common stock to which these stockholders are entitled, subject to the treatment of fractional shares.  Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates.  If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

The Company expects that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates.  No service charges will be payable by holders of shares of common stock in connection with the exchange of certificates.  All of such expenses will be borne by the Company.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

The Company does not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by shareholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number.

If the Board determines to arrange for the disposition of fractional interests by shareholders entitled thereto or to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, shareholders who would otherwise hold fractional shares because the number of shares of common stock they hold before the Reverse Stock Split is not evenly divisible by the ratio ultimately selected by the Board will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from either: (i) the Company, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, upon due surrender of any certificate previously representing a fractional share, in an amount equal to such holder's fractional share based upon the volume weighted average price of the common stock as reported on the OTCQB Venture Market, or other principal market of the common stock, as applicable, as of the date the Reverse Stock Split is effected; or (ii) the transfer agent, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of all old certificate(s), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the transfer agent of all fractional shares otherwise issuable. If the Board determines to dispose of fractional interests pursuant to clause (ii) above, the Company expects that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock. In this event, such holders would be entitled to an amount equal to their pro rata share of the proceeds of such sale. The Company will be responsible for any brokerage fees or commissions related to the transfer agent's open market sales of shares that would otherwise be fractional shares.

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The ownership of a fractional share interest following the Reverse Stock Split will not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board so determines, to receive the number of shares rounded up to the next whole number, as described above.

Shareholders should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the Effective Time of the Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by the Company or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, shareholders otherwise entitled to receive such funds, but who do not receive them due to, for example, their failure to timely comply with the transfer agent's instructions, will have to seek to obtain such funds directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options, Restricted Stock Awards and Units, Warrants, and Convertible or Exchangeable Securities

Based upon the reverse stock split ratio determined by the Board, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of common stock.  This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of common stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split.  The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares.  The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the reverse stock split ratio determined by the Board, subject to our treatment of fractional shares.

Accounting Matters

The proposed amendment to the Company’s Amended and Restated Articles of Incorporation will not affect the par value of our common stock per share, which will remain $0.01 par value per share.  As a result, as of the Effective Time, the stated capital attributable to common stock and the additional paid-in capital account on our balance sheet, on aggregate, will not change due to the Reverse Stock Split.  Reported per share net income or loss will be higher because there will be fewer shares of common stock outstanding.

Certain Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our common stock

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our common stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our common stock (a “U.S. holder”).  A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.  An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder.  This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors.  This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our common stock as “capital assets” (generally, property held for investment).

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  Partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

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This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement.  Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes.  Therefore, a stockholder generally will not recognize gain or loss on the Reverse Stock Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-Reverse Stock Split shares. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefore (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. A holder of the pre-split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by us as a result of the Reverse Stock Split.

No Appraisal Rights

Under Marshall Islands law and our charter documents, holders of our common stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE REVERSE STOCK SPLIT.

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MANAGEMENT

Set forth below is certain information concerning our continuing directors who are not currently standing for election and our other executive officers who are not directors:

Name	Age	Position
Michael Bodouroglou	62	Chairman, President, Chief Executive Officer, Interim Chief Financial Officer and Class C Director
George Skrimizeas	51	Chief Operating Officer
Achilleas Stergiou	67	Class A Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou – See above under Proposal 1.

George Skrimizeas, age 51, has been our Chief Operating Officer since July 2013. Mr. Skrimizeas has been general manager of Allseas since May 2006. Mr. Skrimizeas has also been the Chief Operating Officer of Paragon Shipping Inc. since June 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers, Governor of the International Propeller Club - Port of Piraeus, Greece and member of the Business Advisory Committee of the ICMA center Henley Business School in the U.K. (Msc in International Shipping and Finance).

Achilleas Stergiou, age 67, has served as a Class A non-executive director of the Company since April 2011. From 2002 to November 2010, Mr. Stergiou served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank's shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the Board of Directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.

CORPORATE GOVERNANCE

Board Responsibilities, Structure and Requirements

Our Board oversees, counsels and directs management in our long-term interests and those of our shareholders. The Board’s responsibilities include:

•	Evaluating the performance of, and selecting, our President and Chief Executive Officer and our other executive officers;

•	Reviewing and approving our major financial objectives and strategic and operating plans, business risks and actions;

•	Overseeing the conduct of our business to evaluate whether the business is being effectively managed; and

•	Overseeing the processes for maintaining the integrity of our financial statements and other publicly disclosed information in compliance with law.

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Michael Bodouroglou serves as both Chairman of the Board and as our President and Chief Executive Officer. The Board believes that the combined role of Chairman of the Board and President and Chief Executive Officer is the appropriate leadership structure for us at this time. This leadership model provides efficient and effective leadership of our business, and the Board believes Mr. Bodouroglou is the appropriate person to lead both our Board and the management of our business.

We encourage our directors to attend formal training programs in areas relevant to the discharge of their duties as directors. We reimburse directors for all expenses they incur in attending such programs.

All of our directors are expected to comply with our Code of Business Conduct and Ethics and our Insider Trading Policy.

Meetings and Committees of the Board

The Board and its committees meet throughout the year generally on a quarterly schedule, and hold Annual Meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2016, our Board held 11 meetings and also approved certain actions by unanimous written consent. All of our directors attended at least 75% of the meetings of the Board and applicable committees on which they served. We strongly encourage all directors to attend our annual meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board are the audit committee, the compensation committee, the nominating and corporate governance committee, and the conflicts committee. The Board has determined that each member of the audit committee, compensation committee, nominating and corporate governance committee and conflicts committee is an independent director in accordance with the standards adopted by the NASDAQ Stock Market. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, and nominating and corporate governance committees are posted in the “Profile – Charters of Committees” section of our website at www.box-ships.com, and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Audit Committee

Our audit committee consists of Messrs. Todorov and Stergiou, each of whom has been determined by our Board to be independent under Rule 10A-3 of the Exchange Act. Our Board has also designated Mr. Stergiou as an "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

The audit committee has powers and performs the functions customarily performed by such a committee. The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Todorov and Stergiou. The compensation committee is responsible for establishing the compensation and benefits of our executive officers and making recommendations to the Board regarding the compensation of our non-employee directors, reviewing and making recommendations to the Board regarding our compensation policies, and overseeing our 2011 Equity Incentive Plan.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Todorov and Stergiou. The nominating and corporate governance committee is responsible for recommending to the Board nominees for director and directors for appointment to committees of the Board, advising the Board with regard to corporate governance practices and recommending director compensation. Shareholders may also nominate directors in accordance with procedures set forth in our amended and restated bylaws.

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Conflicts Committee

Our conflicts committee is comprised of directors who are neither officers nor directors of Paragon Shipping and who do not have a financial interest, including through a family or employment relationship, in any proposed transactions. The conflicts committee is comprised of Messrs. Todorov and Stergiou. The conflicts committee, which we are required to maintain pursuant to the terms of our code of ethics, is intended to provide a mechanism for independent assessment of whether proposed arrangements with Paragon Shipping, Mr. Michael Bodouroglou, and any entity controlled by Mr. Bodouroglou, and their respective affiliates, or proposed modifications to arrangements with Paragon Shipping, Mr. Bodouroglou, any entities controlled by Mr. Bodouroglou and their respective affiliates, are fair and reasonable to us. The Board is not obligated to seek approval of the conflicts committee on any matter; however, the Board may submit such proposed arrangements or modifications to the conflicts committee.

For matters presented to it, the conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, taking into account the totality of the relationship between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Our Board has the power to override a determination by the committee. However, a determination by directors who were interested in the transaction would be subject to Section 58 of the Marshall Islands Business Corporation Act, which provides that the transaction may be void or voidable unless the material facts of the interested directors' interests are known or disclosed to the Board and the Board approves the transaction by a vote sufficient for such purpose without counting the vote of the interested directors, or if the vote of the disinterested directors is insufficient, by unanimous vote of the disinterested directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee (i) has ever been an officer or employee of us, (ii) had any relationship requiring disclosure by us under SEC rules, or (iii) is an executive officer of another entity where one of our executive officers serves on the Board.

Director Independence

We are not required to have any independent members of the Board. The Board has determined that (i) Mr. Bodouroglou has a relationship with the company which, in the opinion of the Board, would not allow him to be considered as “independent director” as defined in the Marketplace Rules of The NASDAQ Stock Market and (ii) Messrs. Todorov and Stergiou are each an independent director as defined in the Marketplace Rules of The NASDAQ Stock Market.

Shareholder Communication with the Board

Although our Board has not adopted a formal procedure for shareholders to communicate in writing with members of the Board, any such communications received by the Company will be forwarded to our Board. Because our Board is relatively small, and our shares of common stock are not widely held, the Company has not deemed it necessary to adopt a formal communication procedure at this time.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines. The corporate governance committee is responsible for overseeing these guidelines and making recommendations to the Board concerning corporate governance matters. Among other matters, the guidelines address the following items concerning the Board and its committees:

•	Director qualifications generally and guidelines on the composition of the Board and its committees;

•	Director responsibilities and the standards for carrying out such responsibilities;

•	Board committee requirements;

•	Director compensation;

•	Director access to management and independent advisors;

•	Director orientation and continuing education requirements; and

•	CEO evaluation, management succession and CEO compensation.

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Role of Board in Risk Oversight

We have a risk management process in which management is responsible for managing our risks and the Board and its committees provide review and oversight in connection with these efforts. Risks are identified, assessed and managed on an ongoing basis by management and addressed during periodic senior management meetings, resulting in both Board and committee discussions and public disclosure, as appropriate. The Board is responsible for overseeing management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board administers this risk oversight function either through the full Board or through one of its standing committees, each of which examines various components of our enterprise risks as part of its responsibilities. An overall review of risk is inherent in the Board’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting, financial reporting, enterprise resource planning, and collectability of receivables), legal and compliance risks and other risk management functions. The other Board committees are involved in the risk assessment process as needed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreements with Allseas

We entered into separate management agreements with Allseas for each of the vessels in our fleet, pursuant to which Allseas was responsible for the commercial and technical management functions of our fleet. Effective January 2, 2015, we and Allseas mutually agreed to terminate a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial, on substantially similar terms, as discussed further below. Allseas was still responsible for the commercial management which included, among other things, operations and freight collection services, obtaining insurance for our vessels and finance and accounting functions. Technical management services included, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.

Under the terms of the management agreements, Allseas agreed to use its best efforts to provide technical and commercial management services upon our request in a commercially reasonable manner and provided these services directly to us or subcontracted for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remained responsible for any subcontracted services under the management agreements. We agreed to indemnify Allseas for losses it would incur in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas or its employees or agents. Allseas agreed to indemnify us for our losses caused by its gross negligence or willful misconduct.

Each management agreement had an initial term of five years and automatically would renew for additional five-year periods, unless in each case, at least 30 days' advance notice of termination would be given by either party.

Under the management agreements, Allseas was entitled to a technical management fee of €648.28 per vessel, per day (or $682 per vessel, per day using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016 according to Bloomberg), commencing June 1, 2016, paid on a monthly basis in advance, pro rata either for the calendar days these vessels were owned by us if the vessels were second-hand purchases, or from the date of the memorandum of agreement if the vessels were purchased directly from a shipyard. The technical management fee was adjusted annually based on the Eurozone inflation rate. Allseas was also entitled to (i) a superintendent fee of €500 per day (or $526 per day using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed onsite inspection; and (ii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement was signed for the purchase of any such vessel until the delivery date.

Under the terms of the management agreements, Allseas was entitled to terminate a particular agreement if any moneys payable under the agreement had not been received within 10 days of such payment having been requested by Allseas or if, after receipt of Allseas objection thereto, we proceeded to employ the vessel subject to the agreement in a trade or in a manner that was, in Allseas opinion, likely to be detrimental to its reputation as a manager or prejudicial to its commercial interest. Under the terms of the management agreements, we were also entitled to terminate a particular agreement if any moneys payable to us under the agreement were not paid or accounted for in full by Allseas or Allseas repeatedly neglected or failed to perform its principal duties to meet its material obligations under the agreement.

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In addition, the management agreements might be terminated if (i) we ceased to be the owner of the vessel by reason of a sale thereof; (ii) the vessel became an actual, constructive, compromised or arranged total loss; (iii) the vessel was requisitioned for title or other compulsory acquisition of the vessel occurred, other than requisition for hire; (iv) the vessel was captured, seized, detained or confiscated by any government, or persons acting or purporting to act on behalf of any government, and was not subsequently released; (v) either party ceased to carry on its business or the substantial portion of the business, properties or assets of either party was seized or appropriated; or (vi) an order was made against either party by a competent court or other appropriate authority or a resolution was passed for the bankruptcy, dissolution or winding up of a party or for the appointment of a liquidator, manager, receiver or trustee of a party or all or a substantial part of the party's assets, other than for the purposes of amalgamation or re-organization not involving or arising out of insolvency.

Furthermore, the management agreements would be terminated upon a change of control of us. Under the agreements, a change of control meant the occurrence of any of the following:

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets, other than a disposition to Paragon Shipping or any of its affiliates;

•	the adoption by our Board of a plan of liquidation or dissolution of us;

•	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), other than Paragon Shipping or any of its affiliates, becomes the beneficial owner, directly or indirectly, of a majority of our voting shares, measured by voting power rather than number of shares;

•	if, at any time, we become insolvent, admit in writing our inability to pay our debts as they become due, are adjudged bankrupt or declare our bankruptcy or make an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction or commence or consent to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or we consolidate with, or merge with or into, any person (other than Paragon Shipping or any of its affiliates), or any such person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which outstanding shares of our common stock are converted into or exchanged for cash, securities or other property, or receive a

•	payment of cash, securities or other property, other than any such transaction where any shares of our common stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding voting power of such surviving or transferee person immediately after giving effect to such issuance; and

•	the first day on which a majority of the members of our Board are not continuing directors.

"Continuing directors" means, as of any date of determination, any member of our Board who was:

•	a member of our Board on the date immediately after the closing of our Initial Public Offering; or

•	nominated for election or elected to our Board with the approval of a majority of the directors then in office who were either directors immediately after the closing of our Initial Public Offering or whose nomination or election was previously so approved.

The management agreements provided that unless the agreements were terminated (i) because the vessel was requisitioned for title or other compulsory acquisition of the vessel occurred (other than requisition for hire); (ii) the vessel was captured, seized, detained or confiscated by any government, or persons acting or purporting to act on behalf of any government, and was not subsequently released; or (iii) by reason of default by gross negligence or misconduct of Allseas, the fixed management fee would continue to be paid for a period of 90 days following the termination date to cover the operating and accounting costs of finalizing the vessel's disbursements and demurrage. In addition, in the event of such a termination, the applicable vessel-owning company would be obligated to pay crew support costs for an additional three-month period following the termination date, plus an equitable portion of any management staff redundancy costs that may materialize. Furthermore, in the event the management agreements were terminated upon a change in control, the provisions of the Compensation Agreement between Allseas and Box Ships Inc., described below, would be applied.

The management agreements might not be amended or otherwise modified without the written consent of both parties.

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During 2016, we incurred approximately $2.2 million in management fees. During 2015, we incurred approximately $2.4 million in management fees. During 2014, we incurred approximately $2.8 million and $0.7 million in management fees and chartering commissions, respectively. Following the sale of our vessels, the respective management agreements were terminated.

Containerships that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement with Allseas

On September 12, 2012 we entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, Allseas is entitled to a sum equal to (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.2 million using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016, according to Bloomberg). Under the agreement, any other form of termination fees or compensation to which Allseas may be entitled at the time of the involuntary termination in respect of the management agreements described above shall become null and void. The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party. On January 2, 2015, the Compensation Agreement was amended and restated to reflect the amended and restated management agreements, discussed above. The provisions contained in the original Compensation Agreement remain unchanged. Following the sale of our vessels, the respective compensation agreement was terminated.

Administrative Services Agreement with Allseas

On April 19, 2011, we entered into an administrative services agreement with Allseas, under which, Allseas provides us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. Allseas engagement under the agreement shall continue for as long as Allseas remains in the premises of 15 Karamanli Ave. in Voula, Greece as tenant, or under any other capacity, and may be terminated at any time by either party upon 60 days' prior written notice. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties.

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by us for Cause (as defined in the agreement) or voluntarily by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement), Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement). In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement) and, in such case, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement).

Under the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred in connection with the provision of the above services by Allseas, which amounted to approximately $35,000, $31,000 and $35,500 for the years ended December 31, 2016, 2015 and 2014, respectively.

Executive Services Agreement with Allseas

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board. Pursuant to the amended and restated Executive Services Agreement, dated May 19, 2015, the agreement shall remain in full force and effect unless terminated in accordance with the provisions of the agreement. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties.

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by us for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement). In the event Allseas engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement) or as a result of a Change of Control (as defined in the agreement), Allseas will be entitled to receive (i) its annual fee payable under the agreement through the Termination Date (as defined in the agreement); (ii) a compensation equal to three years annual executive services fee; and (iii) 60,000 fully vested shares of our common stock issued cash free on the date of termination. In addition, either party has the option to terminate the agreement within six months following a Change of Control (as defined in the agreement).

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Under the agreement, Allseas is entitled to an executive services fee for the provision of services under the agreement, which amounted to $2.2 million per annum as of January 1, 2013. Effective from January 1, 2017, the executive services fee was reduced to $0.5 million per annum. For each of the years ended December 31, 2016, 2015 and 2014, the amount charged by Allseas under the executive services agreement amounted to $2.2 million, which does not include incentive compensation of approximately $0.5 million and $0.7 million, respectively, awarded to Allseas, at the discretion of our Board, in relation to executive services provided during the years ended December 31, 2015 and 2014, respectively.

Accounting Agreement with Allseas

On September 12, 2012, we entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas was entitled to financial and accounting services fees of €250,000 per annum. Effective from January 1, 2016 the financial and accounting services fees were reduced to €200,000 per annum (or $210,500 using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016 according to Bloomberg), paid quarterly, for the provision of financial and accounting services and $30,000 per vessel, payable quarterly, for the provision of financial reporting services. Effective from January 1, 2017, the financial and accounting services fees were further reduced to €60,000 per annum.

Pursuant to the amended and restated Accounting Agreement, dated May 19, 2015, the agreement shall remain in full force and effect, unless terminated in accordance with the provisions of the agreement.

Our obligations under the agreement will immediately cease, and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by us for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement). In the event Allseas engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement) or as a result of a Change of Control (as defined in the agreement), Allseas will be entitled to receive (i) its fee through the Termination Date (as defined in the agreement); and (ii) a compensation equal to three years annual financial accounting services fee and financial reporting fee. In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement).

For the years ended December 31, 2016, 2015 and 2014, the amounts charged by Allseas under the Accounting Agreement amounted to $0.4 million, $0.5 million and $0.6 million, respectively.

Brokerage Agreement with Seacommercial

On January 2, 2015, we entered into a Sale & Purchase ("S&P") and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Seacommercial. These agreements had an initial term of five years and would automatically extend for successive five year term, unless, in each case, at least 30 days' advance written notice of termination was given by either party. In addition, the agreements could be terminated by either party for cause, as set forth in the agreements, on at least 30 days' advance written notice. The agreements provided for (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

For the years ended December 31, 2016 and 2015, the amount charged by Seacommercial under the agreement amounted to $0.2 million and $0.6 million, respectively. Following the sale of our vessels, the respective brokerage agreements were terminated.

Compensation Agreement with Seacommercial

On January 2, 2015, we entered into a Compensation Agreement with Seacommercial, whereby in the event that Seacommercial is involuntarily terminated as the broker of our fleet (including the termination by Seacommercial of the agreements for cause), we shall compensate Seacommercial with an amount equal to the sum of three years of charter brokerage commissions, based on the fleet at the time of termination, provided that Seacommercial will not receive this termination fee in the event that we terminate the agreements with Seacommercial for cause. Following the sale of our vessels, the respective compensation agreement was terminated.

Manning Agreements with Crewcare

Allseas subcontracted crewing services relating to our vessels to Crewcare, a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries entered into separate manning agreements with Crewcare, pursuant to which Crewcare provided manning services for our vessels in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who served on board our vessels and a one-time recruitment fee of $120 per seaman, increased to $140 per seaman, effective from August 1, 2016. In addition, the agreements also provided for a fee of $30 per seaman for in-house training, increased to $50 per seaman, effective from August 1, 2016 and a fee of $50 per seaman for extra in-house training. The fees payable under the agreements were subject to the review and mutual agreement by Allseas and Crewcare in January of each year.

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In October 2013, pursuant to a cadetship program agreement, Crewcare, at its own cost, was responsible for recruiting and training cadets to be assigned to the vessels. These services were provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for his one year training. The agreement had an initial term of one year with the option to renew for one more year by mutual agreement, unless, at least thirty days' advance notice of termination was given by either party.

For the years ended December 31, 2016, 2015 and 2014, the amounts charged by Crewcare under the manning and cadetship program agreements amounted to approximately $0.2 million, $0.4 million and $0.4 million, respectively. Following the sale of our vessels, the respective manning and cadetship program agreements were terminated.

Commercial Services Agreements

On December 1, 2016, we entered into commercial services agreements with Mone Shipping Co. (“Mone”) and Venet Shipping Co. (“Venet”), which are each the owner of a drybulk vessel and are beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause on at least 30 days advance written notice. The agreements provide for (i) a chartering commission equal to 2% of the gross freight, demurrage and charter hire collected from the employment of the vessels owned by Mone and Venet; and (ii) a sale & purchase commission equal to 1% calculated on the price as stated in the relevant memorandum of each agreement for any vessel bought or sold on behalf of Mone and Venet.

For the year ended December 31, 2016, the amount we charged Mone and Venet under the commercial services agreements amounted to $0.01 million.

Our Executive Officers and Certain of Our Directors

Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer and George Skrimizeas, our Chief Operating Officer, are also officers of Paragon Shipping. Mr. Bodouroglou serves as the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping and Mr. Skrimizeas serves as the Chief Operating Officer of Paragon Shipping.

Non-Competition Agreement with Paragon Shipping and Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

On April 19, 2011, we entered into an agreement with Paragon Shipping and our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, reflecting, among others, the provisions described below:

For so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable. Notwithstanding this agreement, Paragon Shipping may claim business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the international containership industry, and this could have a material effect on our business, results of operations, cash flows and financial condition.

Business Opportunities

Paragon Shipping and we have agreed that if Paragon Shipping becomes the holder of more than 5% of the total issued and outstanding shares of our common stock and Mr. Michael Bodouroglou is a director or executive officer of both Paragon Shipping and our Company, Paragon Shipping will not acquire or enter into any charter for containerships and we will not acquire or enter into any charter for drybulk carriers of which it, they or we become aware.

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Amendments

The portions of our agreement with Paragon Shipping that relate to conflicts of interest with Paragon Shipping may not be amended without the prior approval of the conflicts committee of our Board if the proposed amendment will, in the reasonable discretion of our Board, adversely affect holders of our common stock.

Termination

If Paragon Shipping no longer beneficially owns shares representing at least 5% of the total issued and outstanding shares of our common stock and Mr. Michael Bodouroglou is no longer a director or executive officer of both Paragon Shipping and our Company, then this agreement with respect to the obligations of Paragon Shipping is not effective.

Transactions with Neige International

On April 15, 2014, we issued and sold 10,000 Units to Neige International in a concurrent private placement at a purchase price of $102.5 per Unit and warrants to purchase 4,000 common shares exercisable at any time until April 10, 2019, at an exercise price of $132.5 per share, pursuant to a share purchase agreement, dated April 10, 2014, by and between Box Ships Inc. and Neige International.

Transactions with Entities Affiliated with Mr. Michael Bodouroglou

On November 24, 2016 (the “Closing Date”), we (the “Seller”) sold of all of the issued and outstanding capital stock of the companies owning the vessels Box Voyager, Box Trader and Maule at a sale price of $0.50 per company to entities affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou (the “Buyer”). The transaction included the transfer of all assets and liabilities of the companies sold. Pursuant to the share purchase agreement the Buyer granted to the Seller a right to buy back the shares (“Call Option”) at the same consideration for a period of 90 days from the Closing Date, subject to lender’s approval and reimbursement by the Seller of all payments and/or repayments under the loan agreement (including but not limited to any principal and accrued interest) from the Closing Date until the Call Option date.

The transaction occurred following the difficulties we experienced to serve our debt obligations under the $100 million loan agreement with ABN AMRO Bank N.V. In November 2016, a special committee consisting of our independent directors (“Special Committee”) was established to evaluate the potential transfer of ownership of the companies owning the vessels Box Voyager, Box Trader and Maule to entities affiliated with Mr. Michael Bodouroglou. The Special Committee determined it was in the best interest of us and our shareholders to sell the vessel-owning subsidiaries to entities controlled by Mr. Michael Bodouroglou, and we were released from our obligations under the loan agreement in connection therewith.

Office Lease

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. The term of the lease is for one year and will expire on May 31, 2017, unless the lease is renewed. The monthly lease payment is €3,000 (or $3,158 using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016, according to Bloomberg), plus 3.6% tax, and will adjust thereafter annually for increases in inflation. For the years ended December 31, 2016, 2015 and 2014, we were charged approximately $33,000, $21,000 and $25,000, respectively, in rental payments under the lease agreement.

Review and Approval of Transactions with Related Persons

Related person transactions must be approved by the Board or by the conflicts committee, which will approve the transaction only if they determine that it is in the best interests of our company. In considering the transaction, the Board or conflicts committee will consider all relevant factors, including as applicable (i) the related person's interest in the transaction; (ii) the approximate dollar value of the amount involved in the transaction; (iii) the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss; (iv) our business rationale for entering into the transaction; (v) the alternatives to entering into a related person transaction; (vi) whether the transaction is on terms no less favorable to us than terms that could have been reached with an unrelated third party; (vii) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; (viii) the overall fairness of the transaction to us; and (ix) any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction. If a director is involved in the transaction, he or she will not cast a vote regarding the transaction.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the Record Date by each of our executive officers and directors, all of our executive officers and directors as a group, and each person or group of affiliated persons who was known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the Record Date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned (2)
Michael Bodouroglou(3)	110,426	3.8%
George Skrimizeas	1,000	*
Achilleas Stergiou	680	*
Dimitar Todorov	680	*
All directors and executive officers as a group (four persons)	112,786	3.9%

5% Beneficial Owners: NONE

* Less than 1%.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Box Ships Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.
(2)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Percentages shown are based on 2,913,370 shares of common stock outstanding as of the Record Date.
(3)	Mr. Bodouroglou may be deemed to beneficially own shares of our common stock through Neige International, a Marshall Islands corporation controlled by Mr. Bodouroglou. This beneficial ownership includes 26,667 common shares issuable upon the exercise of warrants issued to Neige International in June 2012, which have an exercise price of $387.00 per share and may be exercised at any time on or prior to June 30, 2017 and 4,000 common shares issuable upon the exercise of warrants issued to Neige International in April 2014, which have an exercise price of $132.50 per share and may be exercised at any time on or prior to April 10, 2019. As of April 10, 2017, Mr. Bodouroglou also beneficially owns 23.7% of our outstanding Series C Preferred Shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our common stock.

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COMPENSATION OF MANAGEMENT AND DIRECTORS

Director Compensation

For the year ended December 31, 2016, each non-employee director was entitled to directors' fees of $30,000 per annum. In addition, each director is entitled also to incentive compensation, at the discretion of our Board and is also reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the Board or Board committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

All restricted shares granted to our non-employee directors will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of the non-employee director's service as a director of the Company without cause (as defined under the 2011 Equity Incentive Plan) or if the non-employee director's service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If the non-employee director voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited.

Management Compensation

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board. Pursuant to the amended and restated Executive Services Agreement, dated May 19, 2015, the agreement shall remain in full force and effect unless terminated in accordance with the provisions of the agreement, as discussed further below. Allseas is entitled to an executive services fee for provision of services under the agreement, which amounted to $2.2 million per annum and was decreased to $0.5 million per annum as of January 1, 2017. In addition, Allseas is entitled also to incentive compensation, at the discretion of our Board. The aggregate compensation that was charged by Allseas under the executive services agreement in 2016 was $2.2 million.

All restricted shares granted to our executive officers under our 2011 Equity Incentive Plan will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of their service as an executive officer of the Company and an employee of Allseas without cause (as defined under the 2011 Equity Incentive Plan) or if their service is terminated by reason of their death or disability (as defined under our 2011 Equity Incentive Plan). If they voluntarily terminate their service or are removed for cause (as defined under our 2011 Equity Incentive Plan), all of their unvested restricted shares will be forfeited.

Option/SAR Grants in Fiscal Year Ended December 31, 2016

None.

Outstanding Equity Awards at Fiscal Year-End Table

Name	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)

Michael Bodouroglou	-	-	2,000	1,160

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Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding rights (a)	Weighted-average exercise price of outstanding rights (b)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders	2,800	$9.25	5,940
Total	2,800	$9.25	5,940

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our executive officers. Instead, their services are provided pursuant to the terms of the executive services agreement with Allseas. Pursuant to the terms of the executive services agreement, we pay Allseas an annual fee of $0.5 million. In addition, we have entered into an accounting and administrative services agreements with Allseas for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative services. Allseas is also entitled to a termination fee if the agreements are terminated upon a “change of control” as defined in the services agreements.

In determining the amount to be paid to Allseas under the services agreements, our Board considers the costs incurred and expected to be incurred by Allseas in providing the services within industry standards.

From time to time, the compensation committee also considers the appropriateness of granting to our directors, executive officers and certain key employees of Allseas restricted shares of our common stock, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our shareholders. In determining the amount of these grants, the compensation committee considers the then-current market price of our common stock, the aggregate share holdings of our directors, management and key employees of Allseas, the results of the Company’s operations for the year, and the contribution of the Board, management and Allseas to the Company’s results.

COMPENSATION COMMITTEE REPORT

Our compensation committee has reviewed the Compensation Discussion and Analysis and approved its inclusion in this Proxy Statement.

THE COMPENSATION COMMITTEE
/s/Achilleas Stergiou
/s/Dimitar Todorov

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REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management for the year ended December 31, 2016.

2.	The audit committee has discussed with Deloitte Certified Public-Accountants S.A., our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

3.	The audit committee has received the written disclosures and the letter from Deloitte Certified Public-Accountants S.A., required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with Deloitte Certified Public-Accountants S.A. their independence.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2016, for filing with the SEC.

THE AUDIT COMMITTEE
/s/Achilleas Stergiou
/s/Dimitar Todorov

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HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of our proxy materials, including this Proxy Statement, proxy card and Annual Report, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at 011-30-210-891-4600 or by mail at 15 Karamanli Ave., 166 73, Voula, Greece.

OTHER BUSINESS

The Board knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

By Order of the Board of Directors,

Aikaterini Stoupa, Secretary

Voula, Greece

April 19, 2017

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APPENDIX A

ARTICLES OF AMENDMENT OF

ARTICLES OF INCORPORATION OF

BOX SHIPS INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATION ACT

The undersigned, Michael Bodouroglou, Chief Executive Officer of Box Ships Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation, hereby certify:

1.	The name of the Corporation is BOX SHIPS INC.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of May 19, 2010.

3.	The Articles of Incorporation were amended and restated on April 11, 2011 and amended January 26, 2017.

4.	The following shall be inserted immediately following the last sub-paragraph of Paragraph D of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of common stock:

“Effective as of 5:01 p.m., Marshall Islands time on ________ __, 201_ (12:01 a.m., New York time on _______ __, 201_), every ________ (__) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of common stock and the number and par value of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. [If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.]”

5.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

6.	This Amendment to the Amended and Restated Articles of Incorporation was authorized by actions of the Board of Directors and Shareholders of the Corporation.

IN WITNESS WHEREOF, I have executed these Articles of Amendment on this ___ day of __________, 201_.

Michael Bodouroglou
Chief Executive Officer